SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                               (Amendment No. 1)*

                              Rand Logistics, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    752182105
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                                 (CUSIP Number)

                                January 25, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927912105                    13G                   Page  2 of  6 Pages
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Jane Levy
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of South Africa
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               5.    SOLE VOTING POWER

                     5,000
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,000
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Less than 1.00%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

Item 1.

      (a)   Name of Issuer.

            Rand Logistics, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            450 Park Avenue
            10th Floor
            New York, New York 10022

Item 2.

      (a)   Name of Person Filing.

            Jane Levy

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting person is:

            450 Park Avenue
            10th Floor
            New York, New York 10022

      (c)   Citizenship.

            Ms. Levy is a citizen of the Republic of South Africa.

      (d)   Title of Class of Securities.

            Common Stock, $0.0001 par value

      (e)   CUSIP Number.

            75182105


                               Page 3 of 6 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under Section 15 of the Act.
      (b)   |_| Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e)   |_| Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Rule 13d(Y)1(b)(1)(ii)(F).
      (g)   |_| Parent holding company, in accordance with Rule 13d-1(b)(ii)(G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |_|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

            5,000 Shares.

      (b)   Percent of Class.

            Less than 1.00%

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote: 5,000

            (ii)  shared power to vote or to direct the vote: 0

            (iii) sole power to dispose or to direct the disposition of: 5,000

            (iv)  shared power to dispose or to direct the disposition of: 0


                               Page 4 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      On January 25, 2006, Ms. Levy ceased to be the Trustee of a Trust for the benefit of Laurence Levy's minor children. The Trust is the sole member of Rand Management LLC, which holds shares in the issuer. As of such date, any group between Ms. Levy, Mr. Levy and Rand Management LLC was dissolved. Beginning with this filing, all future filings pursuant to
      Section 13(d) of the Securities Exchange Act of 1934 of Ms. Levy on the one hand, and Mr. Levy and Rand Management LLC, on the other hand, will be made separately.


                               Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2006


                                                     /s/ Jane Levy
                                                     ---------------------------
                                                     Jane Levy

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages